SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of: April 13, 2006

Commission File Number 000-50634

TANZANIAN ROYALTY EXPLORATION CORP.

(Registrant's name)

93 Benton Hill Road

Sharon, CT  06069

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's Second Quarter Financial Statements, Management Discussion and Analysis and CEO and CFO Certifications, for the period ended February 28, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corp.

(Registrant)

    “James Sinclair”

Date:   April 13, 2006

James E. Sinclair, Chief Executive Officer

Exhibit 1

TANZANIAN ROYALTY EXPLORATION CORPORATION

(formerly Tan Range Exploration Corporation)

Consolidated Financial Statements

For the Three and Six Months Ended February 28, 2006 and 2005

Unaudited

Prepared by Management

Vancouver, B.C.

Tanzanian Royalty Exploration Corporation

(formerly Tan Range Exploration Corporation)

Consolidated Financial Statements

For the Three and Six Months Ended February 28, 2006 and 2005

Notice

The accompanying unaudited interim financial statements of Tanzanian Royalty Exploration Corporation (the “Company”) have not been reviewed by the Company’s auditors.

Tanzanian Royalty Exploration Corporation

(formerly Tan Range Exploration Corporation)

Consolidated Balance Sheet

As at February 28, 2006 and August 31, 2005

(in Canadian Dollars)

ASSETS	February 28, 2006	August 31,2005
Current Assets	$	$
Cash and Short Term Deposits	1,999,595	1,395,468
Accounts and Other Receivables	56,717	77,677
Inventory	141,375	49,934
Prepaid Expenses	99,910	73,273
	2,297,597	1,596,352
Mineral Properties and Deferred Exploration Costs (note 3)	20,333,045	19,739,275
Equipment and Leasehold Improvements	880,889	922,056
	23,511,531	22,257,683
LIABILITIES
Current Liabilities
Accounts Payable and Accrued Liabilities	209,093	172,812
Current portion of obligations under capital lease	34,726	34,634
	243,819	207,446
Obligations under capital lease	158,836	175,011

SHAREHOLDERS’ EQUITY
Share Capital (note 4)	48,050,280	44,839,796
Share subscriptions received	32,555	813,828
Deficit	(24,973,959)	(23,778,398)
	23,108,876	21,875,226
	23,511,531	22,257,683

See Accompanying Notes to the Unaudited Consolidated Financial Statements

“James E. Sinclair”

, Director

“Victoria M. Luis”

, Director

Unaudited – Prepared by Management

Tanzanian Royalty Exploration Corporation

(formerly Tan Range Exploration Corporation)

Consolidated Statements of Operations and Deficit

For the Three and Six Months ended February 28, 2006 and 2005

(in Canadian Dollars)

	Three months ended February 28		Six months ended February 28
	2006	2005	2006	2005
	$	$	$	$
EXPENSES
Annual General Meeting	58,768	27,584	58,768	30,084
Depreciation	24,991	7,526	49,907	20,070
Capital Tax	-	-	-	3,243
Consulting and Management Fees	51,042	52,035	80,878	82,609
Insurance	38,760	19,977	62,018	37,747
Membership, Courses & Publications	718	516	3,439	516
New Property Investigation Costs	5,720	33,107	10,412	77,197
Office and Administration	23,929	25,581	46,701	46,051
Office Rentals	14,470	26,284	31,427	36,257
Press Releases	13,069	11,627	18,259	34,211
Printing and Mailout	31,717	22,999	34,105	31,023
Professional Fees	101,464	66,956	119,357	77,342
Promotion and Shareholder Relations	12,892	1,513	14,730	3,140
Salaries and Benefits	205,741	182,956	377,404	329,103
Telephone and Fax	4,005	6,756	10,378	14,192
Transfer Agent and Listing	49,212	16,344	77,743	24,739
Travel and Accommodation	21,006	14,068	40,674	21,093
Training	-	18,847	-	18,847
	657,504	534,676	1,036,200	887,464

OTHER (INCOME) EXPENSE
Property Write-Off (note 3)	115,588	1,238,455	115,588	1,238,455
Gain on sale of short term investments	-	-	-	(2,527)
Gain on sale of plant and equipment	-	(1,122)	-	(1,122)
Interest Expense (Income), net	(4,188)	1,637	(9,198)	1,122
Interest – Capital lease	12,861	-	18,257	-
Foreign Exchange Loss (Gain)	10,870	(3,216)	34,714	91,062
	135,131	1,235,754	159,361	1,326,990

NET LOSS FOR THE PERIOD	792,635	1,770,430	1,195,561	2,214,454
DEFICIT, BEGINNING OF PERIOD	24,181,324	21,291,359	23,778,398	20,847,335
DEFICIT, END OF PERIOD	24,973,959	23,061,789	24,973,959	23,061,789

Basic and diluted loss per share	($0.009)	($0.021)	($0.014)	($0.027)

See Accompanying Notes to the Unaudited Consolidated Financial Statements

Unaudited – Prepared by Management

Tanzanian Royalty Exploration Corporation

(formerly Tan Range Exploration Corporation)

Consolidated Statement of Cash Flows

For the Three and Six Months ended February 28, 2006 and 2005

(in Canadian Dollars)

	Three months ended February 28		Six months ended February 28
	2006	2005	2006	2005
	$	$	$	$
Cash provided from (used in)
Operating activities
Loss for the period	(792,635)	(1,770,430)	(1,195,561)	(2,214,454)
Items not affecting cash:
Write off of Mineral Properties	115,588	1,238,455	115,588	1,238,455
Depreciation	24,991	7,526	49,907	20,070

Gain on sale of plant and equipment	-	(1,122)	-	(1,122)
Gain on Sale of Short-term Investments	-	-	-	(2,527)
	(652,056)	(525,571)	(1,030,066)	(959,578)
Change in non-cash working capital items:
Accounts and Other Receivables	7,346	(10,966)	20,960	6,039
Inventory	(54,975)	-	(91,441)	-
Prepaid Expenses	46,895	3,454	(26,637)	(12,265)
Accounts Payable	87,634	(38,560)	36,281	22,664
	86,900	(571,643)	(60,837)	(943,140)

Investing Activities
Mineral properties and deferred exploration, net	(232,566)	(108,636)	(709,358)	(566,589)
Proceeds on sale of short term investments	-	-	-	417,728
Repayment of obligations under lease	(7,498)	-	(16,083)	-
Plant and Equipment (additions) disposals, net	(6,635)	(107,129)	(8,740)	(141,502)
	(246,699)	(215,765)	(734,181)	(290,363)

Financing Activities
Share capital issued	3,074,312	275,000	2,396,656	909,600
Share subscriptions received	(1,615,537)	305,945	32,555	305,945
	1,458,775	580,945	2,429,211	1,215,545
NET INCREASE (DECREASE) IN CASH	646,920	(206,463)	604,127	(17,958)
CASH BEGINNING OF PERIOD	1,352,675	1,255,953	1,395,468	1,067,448
CASH END OF PERIOD	1,999,595	1,049,490	1,999,595	1,049,490

Supplemental Information: Plant and equipment acquired by way of Interim loan facility, being a non-cash transaction		213,751		213,751

See Accompanying Notes to the Unaudited Consolidated Financial Statements

Unaudited – Prepared by Management

Tanzanian Royalty Exploration Corporation

(formerly Tan Range Exploration Corporation)

Notes to the Unaudited Consolidated Financial Statements

For the Three and Six Months Ended February 28, 2006 and 2005

(in Canadian Dollars)

1.

Nature of operations

The Company changed its name from Tan Range Exploration Corporation to Tanzanian Royalty Exploration Corporation on February 28, 2006.

Tanzanian Royalty Exploration Corporation (the “Company”) is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The continued operations of the Company and the recoverability of the amounts shown for mineral properties and related deferred costs are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to explore and develop, and upon future profitable production or proceeds from disposition of the mineral properties. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts recovered, amortized and/or written off, and do not necessarily represent present or future values.

2.

Significant accounting policies

These interim consolidated financial statements of the Company have been prepared by management, and have not been audited or reviewed by an independent public accountant.  These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, these interim consolidated financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements.  These interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s audited annual consolidated financial statements as at and for the year ended August 31, 2005.

These interim consolidated financial statements include the accounts of the Company and its subsidiaries.

Tanzanian Royalty Exploration Corporation

(formerly Tan Range Exploration Corporation)

Consolidated Statement of Mineral Properties and Deferred Exploration and Development Costs

For the Six Months Ended February 28, 2006 and Year Ended August 31, 2005

3.

Mineral properties and deferred exploration and development costs:

The continuity of expenditures on mineral properties is as follows:

	Itetemia Project (a)	Luhala Project (b)	Kigosi (c)	Lunguya (d)	Kanagele (e)	Tulawaka (f)	Ushirombo (g)	Mbogwe (h)	Biharamulu (i)	Other (j)	Total

Balance, August 31, 2003	$ 6,563,782	$ 2,579,230	$ 1,497,381	$ 2,593,338	$ 854,701	$ 1,557,708	$ 930,242	$ 1,044,912	$ 642,450	$ 408,702	$18,672,446
Exploration expenditures:
Camp, field supplies and travel	-	13,967	-	5,528	3,406	-	1,098	-	2,259	21,386	47,644
Exploration and field overhead	-	168,588	39,175	129,371	101,526	56,643	52,614	41,485	28,182	348,888	985,189
Geological consulting and field wages	18,717	1,274	-	-	-	-	-	-	-	(21,113)	(19,839)
Geophysical and geochemical	-	4,813	3,986	60,625	73,524	2,598	16,065	2,288	5,244	91,976	261,119
Property acquisition costs	-	50,546	-	-	21,706	-	-	-	274	164,833	237,359
Parts and equipment	-	108	-	-	-	-	-	-	-	109	217
Trenching and drilling	-	1,095	-	-	-	-	-	-	-	-	1,095
Option payments received	(17,496)	-	(58,811)	-	-	(88,926)	(123,275)	(17,496)	(25,930)	-	(331,934)
Reclassifications	-	-	286,762	-	-	-	(286,762)	-	-	-	-
	1,221	240,391	271,112	195,524	200,162	(29,685)	(340,260)	26,277	10,029	606,079	1,180,850

Balance, August 31, 2004	6,565,003	2,819,621	1,768,493	2,788,862	1,054,863	1,528,023	589,982	1,071,189	652,479	1,014,781	19,853,296

Exploration expenditures:
Camp, field supplies and travel	339	17,089	-	4,432	20,091	-	6,248	1,849	-	111,172	161,220
Exploration and field overhead	2,800	142,948	28,278	29,945	68,848	16,095	63,611	36,488	14,109	534,210	937,332
Geological consulting and field wages	-	-	14,332	-	-	-	-	-	-	-	14,332
Geophysical and geochemical	-	30,200	-	42,932	33,298	34	9,271	1,893	1,393	83,610	202,631
Property acquisition costs	18,635	92,788	16,549	-	60,149	12,075	-	-	-	242,019	442,215
Parts and equipment	-	4,639	-	-	-	-	-	-	-	-	4,639
Trenching and drilling	-	40,593	-	-	899	3,502	-	-	-	9,739	54,733
Recoveries	(24,146)	-	-	-	-	(130,226)	-	(24,146)	(122,673)	-	(301,191)
	(2,372)	328,257	59,159	77,309	183,285	(98,520)	79,130	16,084	(107,171)	980,750	1,515,911
	6,562,631	3,147,878	1,827,652	2,866,171	1,238,148	1,429,503	669,112	1,087,273	545,308	1,995,531	21,369,207
Write-offs	(656,500)	-	-	(73,010)	-	-	(316,476)	(299,118)	(43,399)	(241,429)	(1,629,932)

Balance, August 31, 2005	5,906,131	3,147,878	1,827,652	2,793,161	1,238,148	1,429,503	352,636	788,155	501,909	1,754,102	19,739,275

Exploration expenditures:
Camp, field supplies and travel	-	41,848	-	-	264	-	-	-	-	30,472	72,584
Exploration and field overhead	1,606	257,984	11,332	3,272	56,772	5,203	6,500	1,746	2,796	130,196	477,407
Geological consulting and field wages	3,083	-	-	-	-	-	-	-	-	-	3,083
Geophysical and geochemical	-	26,483	-	-	24,179	-	-	-	-	54,217	104,879
Property acquisition costs	14,014	16,104	18,621	-	30,569	12,549	-	14,014	-	122,065	227,936
Parts and equipment	-	-	-	-	-	-	-	-	-	-	-
Trenching and drilling	-	65,250	-	-	1,249	-	-	-	-	16,234	82,733
Recoveries	(46,713)	-	(101,304)	-	-	(17,600)	-	(46,713)	(46,934)	-	(259,264)
	(28,010)	407,669	(71,351)	3,272	113,033	152	6,500	(30,953)	(44,138)	353,184	709,358
	5,878,121	3,555,547	1,756,301	2,796,433	1,351,181	1,429,655	359,136	757,202	457,771	2,107,286	20,448,633
Write-offs	-	(13,961)		-	(89,729)	-	-	-	-	(11,898)	(115,588)

Balance February 28, 2006	5,878,121	3,541,586	1,756,301	2,796,433	1,261,452	1,429,655	359,136	757,202	457,771	2,095,388	20,333,045

Unaudited – Prepared by Management

Tanzanian Royalty Exploration Corporation

(formerly Tan Range Exploration Corporation)

Summary of Note Disclosure to the Consolidated Financial Statements

For the Six Months Ended February 28, 2006 and 2005

(in Canadian Dollars)

(Unaudited)

4.

Share Capital

Share Capital	Number	Amount ($)
Balance at August 31, 2005	84,776,054	44,839,796
Issued for cash	979,950	3,138,809
Issued on exercise of stock options	292,500	71,675
Balance at February 28, 2006	86,048,504	48,050,280

The 979,950 shares issued for cash were issued to the Chairman and CEO of the Company.

5.

Options Outstanding

Type of Security	Number of Shares	Exercise Price	Expiry Date
Options	275,000	$0.79	May 3, 2007

Unaudited – Prepared by Management

TANZANIAN ROYALTY EXPLORATION CORPORATION

(formerly Tan Range Exploration Corporation)

Management’s Discussion and Analysis (“MD&A”) for

Tanzanian Royalty Exploration Corporation (the “Company”) of

Financial Condition and Results of Operations

Three and Six Months ended February 28, 2006

The effective date of this MD&A is April 11

, 2006.  On February 28, 2006, the Company changed its name from Tan Range Exploration Corporation to Tanzanian Royalty Exploration Corporation.

Overall Performance

As of February 28, 2006 the Company had Current Assets of $2,297,597 as compared to $1,596,352 on August 31, 2005.  Deferred Exploration Costs amounted to $20,333,045 which includes $709,358 (net of recoveries) invested this six month period.

The Company has issued common shares and had shares subscribed for in the amount of $3,210,484 (1,272,450 shares) of which $813,828 was received last fiscal year.

Selected Financial Information

	As at and for the year ended Aug. 31, 2003	As at and for the year ended Aug. 31, 2004	As at and for the year ended Aug. 31, 2005	As at and for the six months ended Feb. 28, 2005	As at and for the six months ended Feb. 28, 2006
Total Revenues	$ 0	$ 0	$ 0	$ 0	$ 0
Net Loss for the period	(3,014,778)	(1,616,364)	(2,931,063)	(2,214,454)	(1,195,561)
Basic and diluted loss per share	(0.04)	(0.02)	(0.04)	(.027)	(.014)
Total Assets	21,424,565	22,092,373	22,257,683	21,329,879	23,511,531
Total long term financial liabilities	0	0	175,011	213,751	158,836
Cash dividends declared per share	0	0	0	0	0

Results of Operations

The operating loss for the six month period ended February 28, 2006 was $1,195,561 as  compared to $2,214,454 for the comparable period in 2005.  Subtracting the amount of mineral property write offs during the period from the net loss would result in a net loss before write off of $1,079,973 for the period ended February 28, 2006 which is comparable to the loss of $975,999 for the six month period ended February 28, 2005.

Due to the Company’s emphasis on its drill program, spending on new property investigation was significantly reduced from $77,197 during the six month period ended February 28, 2005 to $10,412 for the six month period ended February 28, 2006.   Expenditures on press releases were reduced from $34,211 for the six month period ended February 28, 2005 to $18,259 for the six month period ended February 28, 2006.  Foreign exchange loss was reduced from $91,062 for the six month period ended February 28, 2005 to $34,714 for the six month period ended February 28, 2006.

The increase in staff required to operate our drill program has caused an increase in salaries and benefits expense for the six month period ended February 28, 2005 from $329,103 to $377,404 for the six month period ended February 28, 2006.  Other cost increases due to the acquisition of the drill rig include interest for the associated lease which was $18,257 during the six month period ended February 28, 2006.  There was no such expense for the comparable period in 2005.  Insurance on drill equipment was the primary reason for the increase in insurance expense from $37,747 in the six month period ended February 28, 2005 to $62,018 in the six month period ended February 28, 2006.

Transfer agent listing fees increased to $77,743 in the six month period ended February 28, 2006 from $24,739 in the comparable period in 2005 due to the additional listing on the American Stock Exchange.  Due to additional travel, travel and accommodation expense has increased from $21,093 in the six month period ended February 28, 2005 to $40,674 in the six month period ended February 28, 2006.

The operating loss for the three month period ended February 28, 2006 was $792,635 as  compared to $1,770,430 for the comparable period in 2005.  Subtracting the amount of mineral property write offs during the period from the net loss would result in a net loss before write off of $677,047 for the three month period ended February 28, 2006 which is comparable to the loss of $531,975 for the three month period ended February 28, 2005.

Due to the Company’s emphasis on its drill program, spending on new property investigation was significantly reduced from $33,107 during the three month period ended February 28, 2005 to $5,720 for the three month period ended February 28, 2006.

The increase in staff required to operate our drill program has caused an increase in salaries and benefits expense which increased from $182,956 for the three month period ended February 28, 2005 to $205,741 for the three month period ended February 28, 2006.  Other cost increases due to the acquisition of the drill rig include interest for the associated lease which was $12,861 during the three month period ended February 28, 2006.  There was no such expense for the comparable period in 2005.  Insurance on drill equipment was the primary reason for the increase in insurance expense from $19,977 for the three month period ended February 28, 2005 to $38,760 for the three month period ended February 28, 2006.

Transfer agent listing fees increased to $49,212 for the three month period ended February 28, 2006 from $16,344 in the comparable period in 2005 due to the additional listing on the American Stock Exchange.

Summary of Quarterly Results (Unaudited)

	2006 February 28	2005 February 28	2005 November 30	2004 November 30	2005 August 31	2004 August 31	2005 May 31	2004 May 31
Total Revenues	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Net Loss	(792,635)	(1,770,430)	(402,929)	(444,024)	(869,982)	(320,487)	(494,192)	(379,596)
Basic and diluted loss per share	($0.009)	($0.021)	($0.005)	($0.005)	($0.010)	($0.004)	($0.006)	($0.005)

There are two primary reasons for fluctuations in quarterly operating results.  If a property is deemed not to be of economic interest, it results in a write-off of the deferred exploration cost which can result in a large one time loss. This explains the variation experienced in the quarter ended August 2005 and February 2005.  Another cause for quarterly fluctuations is the amount of new property investigations in a given quarter. Exploration costs associated with investigating properties are not deferred but rather are expensed as incurred.

Liquidity

Because the Company does not currently derive any production revenue from operations, its ability to conduct exploration and development on properties is largely based upon its ability to raise capital by equity funding. During the six month period ended February 28, 2006, the Company issued 979,950 shares in privately placed tranches with Mr. James E. Sinclair, the Company’s Chairman and CEO,  consisting of 379,054 shares issued for $813,828 subscription receipts previously received and 600,896 shares for $2,324,981 in cash received during the six months ended February 28, 2006.  In addition, another $32,555 has been received in the quarter from Mr. Sinclair for shares not issued before the close of the quarter.

As of February 28, 2006 the Company’s working capital position was $2,053,778 as compared to $1,388,906 on August 31, 2005.  The Company feels confident that it will continue to be able to raise capital through private placements with its Chairman and CEO at an anticipated rate of $375,000 per quarter. Also, as the Company’s mineral properties advance under various exploration agreements, rental payments could increasingly play a role in funding exploration activities for our own account.

The following table sets out the Company’s known contractual obligations as at February 28, 2006:

Contractual Obligations	Payments Due by Period
	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Vancouver Office Lease(1)	CDN$5,250	CDN$5,250	Nil	Nil	Nil
Capital Lease	US$184,655.53(2)	US$43,248.36	US$86,496.72	US$54,910.45	Nil

(1)

Expires on May 31, 2006

 (2)        Includes finance charges

Capital Resources

The Company acquires gold and other mineral concessions through its own efforts or those of its subsidiaries.  All of the Company’s concessions are located in Tanzania.

For each concession granted in Tanzania under a prospecting or a reconnaissance licence, the Company is required to carry out a minimum amount of exploration work before a mining licence is granted for further development. There are no set work requirements to keep the concessions in good standing.  A prospecting licence is issued for a period of  three years and is renewable two times for a period of two years each.  At each renewal, at least 50% of the area must be relinquished.  A reconnaissance licence is issued for one year and renewed for a period not exceeding a year.  All prospecting licences granted by the Tanzanian government are subject to an annual rental fee of not more than U.S. $30 per square kilometer, a minimum exploration work commitment, and employment and training of Tanzanians.  In addition, the government of Tanzania imposes a royalty on the gross value of all gold production at the rate of 3%.

Many of the Company’s mineral properties are being acquired over time by way of option payments.  It is at the Company’s option as to whether to continue with the acquisition of the mineral properties and to incur these option payments.  Current details of option payments required in the future if the Company is to maintain its interest are as follows:

Option Agreement Obligations	Option Payments Due by Period (US$)
	Total	Fiscal 2006	Fiscal 2007-2008	Fiscal 2009-2010	Fiscal 2011+
	$2,804,000	$270,500	$829,000	$847,000	$857,500

Off-Balance Sheet Arrangements

The Company feels confident that it will continue to be able to raise capital through Private Placements with James E. Sinclair, at an estimated total of $3,800,000 for the year ended August 31, 2006.  As at February 28, 2006, $2,324,981 of this funding had been received by the Company. Although no assurance can be given, the Company believes it will be able to raise additional capital as required to fund its commitments.  In addition, if necessary, the Company would adjust the extent and timing of certain expenditures.

There are no off-balance sheet arrangements.

Transactions with Related Parties

During the six months ended February 28, 2006, $64,840 was paid or payable by the Company to existing directors and a former director for professional fees. Directors were paid $48,750 in fees. At the Company’s Annual Meeting held February 27, 2006, shareholders approved the Restricted Stock Unit Plan.  Under the Plan, it is proposed that Director’s compensation consist of a combination of Restricted Stock Units and cash.

In addition to the share capital issued and share subscriptions received during the six month period to the Company’s Chairman and CEO, 292,500 shares were issued for the exercise of options by related parties.

Changes in Accounting Policies Including Initial Adoption

There have been no changes in accounting policies which effect the February 28, 2006 consolidated financial statements.

Critical Accounting Estimates

The Company’s most critical accounting estimate relates to the write-off of exploration licenses and costs. Management assesses impairment of its exploration prospects regularly. If an impairment results, the capitalized costs associated with the related project or area of interest are charged to expense.

Disclosure of Outstanding Share Data

As of the date of this MD&A, there were 86,048,504 common shares outstanding.  In addition, there were 275,000 director stock options outstanding at a price of $0.79 per share.  The Company has no share purchase warrants outstanding.

Financial Instruments and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, short-term investments, other receivables, accounts payable and accrued liabilities and capital lease obligations.  The fair value of the Company’s financial assets and liabilities is estimated to approximate their carrying value.

Exploration Summary

The Company’s strategy of advancing a diverse portfolio of projects that are prospective for commodities including gold, diamonds and base metals, achieved some notable results during the reporting period.

Foremost in achieving our exploration objectives was the high mechanical availability and overall performance of our drill rig and operating crew. The flexibility of having our own drill has provided the Company with an opportunity to value-add grassroots projects in a timely fashion, while creating new joint venture opportunities underpinned by royalty agreements.

Assay results from a large-scale rotary drilling program completed in late 2005 significantly expanded the resource potential on the Company’s Luhala Gold Project, the most advanced in our exploration portfolio. Equally as important, the program served to confirm the validity of the Company's selection process and the exploration protocols employed to evaluate our holdings which are the largest of any company in the Lake Victoria Greenstone Belt.

On the diamond exploration front, the Company was pleased with the success of its RC (Reverse Circulation) and RAB (Rotary Air Blast) drilling program on several diamond prospects.  The programs encountered eleven kimberlite pipes - the principal host rock for diamonds -  and six of these were brand new discoveries.

A discussion of the exploration highlights for the latest reporting period is presented below.

Gold Exploration

Luhala Project: RC Drilling Results

A 2,140 metres drill program consisting of 29 RC holes was completed during the quarter  on the principal mineralized zone at Luhala, Kisunge Hill. The results were announced in two separate news releases on December 8, 2005 and January 19, 2006 respectively.

Most of the drill holes were concentrated on the main mineralized zone at Kisunge Hill along drill fence lines ranging from 20 to 40 metres apart, with drill hole spacing averaging 25 metres. This is more than adequate at this stage although closer spaced drilling will be required to upgrade any resources developed on the property into a mineable category.

The drill program at Luhala was designed to extend the main mineralized zone at Kisunge Hill, determine the morphology or distribution of the higher grade gold mineralization, produce a 3-D model of the mineralization for drill targeting purposes in 2006, and lay the groundwork to begin calculating a resource estimate.

The primary objective of the current drill program is to define a drill indicated resource at Luhala.  While more drilling remains to be carried out, the Company is encouraged by the potential to define a bulk minable gold deposit that could be developed in a cost effective and timely fashion.

One of the holes in the program was drilled at the new Kiginga target which forms a series of flat lying stacked shears within an intermediate volcanic tuff. Thin quartz veins and hematite alteration are common occurrences within the shear zones.

Luhala Project: RAB Drilling Results

Some of the RAB drilling at Luhala involved condemnation drilling in areas with heavy overburden (mbuga) that were subject to vendor option payments in 2006 but had remained untested. This condemnation process is an integral part of the Company’s exploration strategy because we have no desire to drop a property with exploration potential.

A portion of the RAB drilling was dedicated to evaluating several BLEG (Bulk Leach Extractable Gold) and RAB anomalies that had been drilled in the past.

In general, the RAB-based drilling program at Luhala ranged from 2-10 kilometres from the main discovery area announced the previous year. This type of drilling is usually reconnaissance in nature and is followed up with RC or diamond drilling which are considered to provide a more reliable sample.

The mineralization encountered in the latest drilling occurs within the same host rock as the earlier discovery and appears to have the same alteration and structural style. This is an important geological feature because it allows the Company to focus its exploration efforts on the rock unit with the greatest potential.

A new mineralized zone was discovered approximately 1,500 metres north of the known gold mineralization, suggesting multi-target potential within a relatively small geographical area.  This newly discovered mineralization forms a series of flat lying, stacked shears within an intermediate horizon of volcanic rocks.

Shinyanga Project Area: RAB Drilling Results

The RAB drilling at Shinyanga carried out during the quarter was largely reconnaissance in nature and covered a strike length of approximately six kilometres. It was designed to test anomalous gold values identified in soils through BLEG and biogeochemical (BGC) sampling methodologies.

From a structural perspective, the setting includes a series of thin, shear-hosted quartz veins with grades up to 65 grams per tonne discovered earlier by trenching in a small gold bearing shoot. Future drill programs will focus on the discovery of larger, bulk mineable shoots.

Five zones of gold mineralization were identified on the Shinyanga license, three of which will be followed up with RC drilling in 2006. The zones are from 300-3,000 metres apart and it remains to be established whether they are associated with one particular structure.

Kimberlite Exploration

Mwadui Project Area: RAB Drilling Results

The Nyamigunga PL is known to host five kimberlites within an area of approximately two square kilometres. These kimberlites were first tested more than 20 years ago by the Madini-Mwadui partnership, a joint venture between the Tanzanian government and DeBeers.

In the early 1980s, 450 tonnes of surface gravels and two tonnes of kimberlite were processed through a small wash plant, yielding several good quality diamonds.

Of particular interest to the Company is the identification of a hard rock source for these diamonds which may be in close proximity to the discovery area.

A RAB drilling program was completed on this prospecting license in the latter part of 2005.  Adverse overburden conditions hampered drill progress and a small amount of RC drilling was conducted in the more difficult areas.

All told, 47 RAB holes were completed, aggregating some 835 metres, along with five RC holes comprising 81 metres. All five kimberlite bodies were intersected and an additional two pipes were discovered on untested magnetic anomalies.

Igunga Project Area: RAB Drilling Results

Two brand new kimberlite pipes were discovered in the Igunga Project Area, one of which was an internally generated geophysical target. The second is believed to be a pipe that was probably missed by a previous explorer.

One of the RAB holes penetrated an overburden lake profile of 67 metres before intersecting kimberlite from 67 to 82 metres. A second hole penetrated 83 metres of similar material before intersecting kimberlite from 83 to 102 metres. Both holes were terminated in kimberlite after the Company successfully recovered 25 kilogram samples for analysis.

Nzega Project Area

Two completely new kimberlite pipes were discovered in this area, both of which were internally generated geophysical targets. One pipe occurs close to artisanal diamond activity for alluvials in a nearby river bed which again points to a hard rock  kimberlite source for the gemstones.

Subsequent Events

Subsequent to February 28, 2006, the Company issued 215,820 common shares by way of private placement with Guild Investment Management Inc. and has received additional funding in the amount of $1,438,871.94.

Since December 2005 to date, Northern Mining Explorations returned thirteen (13) Prospecting Licenses it held under option from the Company in the Tulawaka and Biharamulo areas.

Risk Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most exploration companies and include, among others: project ownership and exploration risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance risk and sovereign risk.

Approval

The Board of Directors of Tanzanian Royalty Exploration Corporation has approved the disclosure contained in the Interim MD&A.  A copy of this Interim MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in the foregoing Management’s Discussion and Analysis and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risk set above.

Additional Information

Additional information about the company and its business activities is available on SEDAR at www.sedar.com.

FORM 52-109F2

Certification of Interim Filings

I, James E. Sinclair, Director and CEO of Tan Range Exploration Corporation certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Tan Range Exploration Corporation (the issuer) for the interim period ending February 28, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

April 11, 2006

“James E. Sinclair”

James E. Sinclair

Chief Executive Officer

FORM 52-109F2

Certification of Interim Filings

I, Victoria M. Luis, Director and CFO of Tan Range Exploration Corporation certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Tan Range Exploration Corporation (the issuer) for the interim period ending February 28, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

April 11, 2006

“Victoria M. Luis”

Victoria M. Luis

Chief Financial Officer